INFRASTRUCTURE MATERIALS CORP.
1135 Terminal Way
Suite 207B
Reno, Nevada 89502

Tel:  775-322-4448

September 7, 2010

Via EDGAR

Mark C. Shannon
Branch Chief
Mark Wojciechowski
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Infrastructure Materials Corp.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed September 28, 2009
SEC Comment Letter dated August 3, 2010
File No. 0-52641

Gentlemen:

We are responding your letter dated August 3, 2010 concerning the Form 10-K for the Fiscal Year Ended June 30, 2009 filed by Infrastructure Materials Corp. (“Infrastructure” or the “Company”).  For ease of your review, we have included a reference to your comment and restated your comment before our responses.

Comment:
Your response to comment number one from our letter dated May 26, 2010 provides a history of salient transactions and events. So that we may better understand these transactions, please provide us the journal entries made to record all aspects of the transactions and events listed (i.e. the underlying financial transactions and associated warrant issuances). Further it continues to appear to us, based on your responses, that additional value was conveyed to your warrant holders as a result of the warrant modifications. Notwithstanding the literature you have referenced in your responses, please tell us why you continue to believe the conveyance of additional value did not result in an accounting consequence.

As stated in our prior response, the Company’s management concluded that an analogy to FAS123 (R) was not appropriate for the warrant modification and has considered whether the modification gave rise to any other accounting consequence.

On December 11, 2008, the Company reduced the exercise price of unexercised warrants (unexercised 7,002,134 warrants and unexercised 3,520,000 warrants issued during the years ended June 30, 2008 and June 30, 2009 respectively)  from $0.75 per Share to $0.25 per share, only if the warrants were exercised prior to February 28, 2009. If not exercised by February 28, 2009, the warrants’ exercise price would remain the same as originally granted for the balance of the term to the warrant holders.

United States Securities and Exchange Commission
Division of Corporation Finance
September 7, 2010
Page2

The Company received elections to purchase 8,900,907 common shares from warrant holders exercising warrants at $0.25 per share and issued 8,900,907 common shares. This share issuance was comprised of (i) elections to purchase 6,080,907 common shares for warrants issued during the year ended June 30, 2008 and (ii) elections to purchase 2,820,000 common shares for warrants issued during the year ended June 30, 2009.

Management considers the warrant holders for 7,002,134 warrants issued during the year ended June 30, 2008 and 3,520,000 warrants issued during the years ended June 30, 2009 in the same class as equity holders. The Company had evaluated the terms and conditions of the financial instruments issued in connection with the Unit offerings during the years 2008 and 2009 (as above) for purposes of determining the classification of financial instruments associated with the transaction. For this purpose, the Company evaluated the requirements for FAS 150 and EITF D-98 and classified the warrant holders in same class as equity holders since the warrants did not provide for their unconditional redemption for cash. The Company also evaluated FAS 133 and EITF 00-19 paragraphs 12 through 32 (Indexed to the Company’s own stock) and concluded that these warrant holders are in the same class as equity holders. The Company did not consider allocation of the proceeds from the financing transaction as relevant since the warrant holders were considered in the same class as equity holders and the amounts ascribed to the individual components would be classified as paid-in capital. Thus, the journal entries on allotment of units (comprising of common shares and warrants) during the years ended June 30, 2008 and June 30, 2009 (as discussed above) resulted in a credit to equity capital calculated at par, based on the number of common shares allotted, and balance credit to additional paid in capital.

The following is the thought process of management.  We used preferred stock ownership as an example to illustrate a case where modification to a security results in enterprise value transference and accounting consequence.  Preferred stock modifications may involve a transfer of wealth between preferred shareholders, as a class, and common shareholders, as a class. Any change in value resulting from the modification (computed as the difference between the fair value of the security with the new terms and the fair value of the security with the old terms measured on the modification date) should be deducted/added from/to earnings/losses available to common stockholders as an effective dividend to/from preferred shareholders.

Management agrees that the modification to the exercise price of warrants conveyed an additional value to the warrant holders, however, unlike the preferred stock example above, it did not result in a transfer of enterprise value between different classes of shareholders as warrant holders do not constitute a different class from common stockholders. Management believes that in instances where enterprise value is transferred within the same class of shareholders, accounting recognition does not appear to be warranted. Alternatively, in instances where enterprise value is transferred between different classes of shareholders (as in our example above relating to preferred stockholders), such transference (usually in the form of dividend) may be warranted.

The purpose of the modification is entirely associated with raising equity capital. Such modifications were designed to make the warrants more attractive. In fact after the receipt of cash from the initial capital raise, additional proceeds diminished with the declining share price and passage of time. Management considered the modification of the warrant as a mechanism for raising additional equity capital. Considering that this equity financing was unrelated to any other debt or liability classified instruments, management believes there should be no income effects and no accounting consequence.

United States Securities and Exchange Commission
Division of Corporation Finance
September 7, 2010
Page3

Finally, even though a modification is equity related, the consideration of the transference of enterprise value between shareholder classes required consideration. In this instance, management believes the incremental value remained in the class of common stockholders. Accordingly, no deemed dividend is likely present for this type of transaction. Also, the modification in the warrants does not result in the transference of enterprise value between classes of shareholders.  Rather, the enterprise value changes remain within the common shareholder group. Thus management believes that no accounting consequence is present.

We hope our explanation answers the comment raised.

Very truly yours,

/s/	Rakesh Malhotra
Rakesh Malhotra, Chief Financial Officer

cc:	Mason Douglas
Cliff Low
Jonathan H. Gardner